
ELYSIAN PRESS LLC

**SUBSCRIPTION AGREEMENT FOR
REVENUE PARTICIPATION INTERESTS**



DATE OF AGREEMENT:

INVESTMENT AMOUNT:


Elysian Press LLC
3556 S 5600 W
Suite #1-1201

Salt Lake City, UT 84120

Ladies and Gentlemen:

The undersigned understands that Elysian Press LLC, a Delaware limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**").

Each undersigned investor ("**Investor**") has received the Form C pursuant to which the Company is offering revenue participation interests (collectively, the "**Participation Interests**" or the "**Securities**") at a purchase price of $1.00 for each Participation Interest (the "**Purchase Price**").

The Participation Interests entitle the Investor to share, on a pro rata basis with other Investors in the Offering, in forty percent (40%) of the Company's aggregate cash receipts less the

Company's costs and expenses, including, without limitation, third-party accounting, marketing, legal and financial fees and costs, and any returns or shipping costs (the "**Net Revenue**") from the sale of a certain book to be authored by the Company's principal, Elle Griffin, outside of the traditional publishing model (the "**Project**), as set forth in the Form C and in this Agreement.

The minimum amount or target amount to be raised in the Offering is $50,000.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $124,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell the Participation Interests as determined by the Company in its sole discretion. The Company is offering the Participation Interests to prospective investors through WeFunder Portal LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying offering statement, which are available on the website of the Portal at www.wefunder.com.

Subject to acceptance by the Company to be indicated by execution and delivery of this Subscription Agreement for Revenue Participation Interests (this "**Agreement**") and to the terms and conditions of the Form C, the Investor and the Company hereby represent, warrant, covenant and agree as follows:

The parties hereby agree as follows:

1.   **Subscription; Participation Percentage; Payment to Investor.**

    (a)   The Investor hereby agrees to subscribe for the purchase of such number of Securities equal to the quotient of the Investor's aggregate purchase amount set forth on the signature page hereto divided by the Purchase Price, and Investor shall pay the aggregate purchase amount in the manner specified in the Form C, this Agreement, and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the offering statement and on the Portal's website.

    (b)   The Securities shall entitle each Investor to receive from the Company an amount equal to (1) such Investor's Participation Percentage (defined below) multiplied by (2) forty percent (40%) of the Net Revenue for the Project. For illustrative purposes, (a) if Investor's purchase amount is $500 and the aggregate purchase amounts for all Securities sold in this Offering is $50,000, then such Investor's Participation Percentage is one percent (1.0%) and (b) if Company's Net Revenue for the Project in 2026 is $500,000, then such Investor shall be entitled to receive $2,000, which is one percent (1%) (*i.e.*, Investor's Participation Percentage) of $200,000 (*i.e.*, forty percent (40%) of the Net Revenue for the Project in 2026).

    (c)   The Investor's "**Participation Percentage**" is equal to, expressed as a percentage, (a) the Investor's aggregate purchase amount set forth on the signature page hereto divided by (b) the aggregate purchase amounts of all Securities sold in this Offering, including any securities commission paid to Portal.

(d)   The Company shall remit any payments to Investors (or cause payment to be made through an agent) on an annual basis in arrears based on the Net Revenue for the Project in the Company's immediately preceding fiscal year. Any such payment shall be made within one hundred twenty (120) days after the end of each such fiscal year. All payments payable hereunder shall be payable at the office of the Wefunder, Inc. c/o Investor, unless another place of payment shall be specified by the Investor. In the event Investor is entitled to payment for any partial period, the amount payable to Investor will be prorated based on the number of days during the applicable period. Investor is responsible for providing and maintaining accurate and current contact information with Company, including, but not limited to, payment account and tax-related information. Any banking fees, wire fees, and/or other transaction costs in connection with any payments hereunder shall be the sole responsibility of Investor.

(e)   Each payment hereunder shall be accompanied by a report in reasonable form, reflecting income, expenses, credits, and deductions over the period. Notwithstanding anything in this Agreement to the contrary, Investor shall have the right to adjust payments due to: (i) refunds, (ii) non-payment or disputed payments with third parties, (iii) promotional credits, rebates and chargebacks. Company may withhold or keep all or a portion of any payment to Investor to offset any portion of any payment previously tendered to Investor in respect of any matter hereunder. Notwithstanding anything in this Agreement to the contrary, in the event that a any payment owed is less than five hundred dollars ($500), Company may withhold the payment until the total amount due is at least five hundred dollars ($500). For the avoidance of doubt, Company shall make no payments under this Agreement for any fiscal year in which there is no Net Revenue.

(f)   If the Company or any of its successors or assigns proposes to (i) consolidate with or merge into any other person and such Company will not be the continuing or surviving entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any person, then, in each case, proper provision will be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of any Company will perform and satisfy the obligations set forth in this Agreement.

2.   **Representations and Warranties of Investor**. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company in determining the undersigned's suitability to purchase the Securities:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full Purchase Price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Securities.

(b)   Investor is fully aware that the Securities subscribed for hereunder have not been registered with the SEC under the Securities Act or under any state securities law. The Company is under no obligation to so register the Securities and does not contemplate doing so.

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Investor further understands that the Securities are being sold in reliance on one or more exemptions from registration under federal and state securities laws. Investor will make no transfer of the Securities in violation of the Securities Act or any state securities law or statute.

(c)   Investor is able (i) to bear the economic risk of Investor's investment in the Securities; (ii) to hold Investor's Securities for an indefinite period of time; and (iii) currently, based on existing conditions, hereafter will be able to afford a complete loss of such investment. Investor understands the business in which the Company is engaged and is capable of making an informed investment decision with respect thereto.

(d)   Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities. In making Investor's decision to invest in the Securities, Investor has relied on independent investigations made by Investor and by Investor's own professional advisors. Investor and Investor's advisors have been given sufficient opportunity to obtain information and to examine this Agreement and the Form C and to ask questions of, and to receive answers from, the Company concerning the Securities, the Company, and the terms and conditions of this investment, and to obtain any additional information to verify the accuracy of any information previously furnished. All such questions have been answered to Investor's full satisfaction.

(e)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal (as defined in the Form C), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(f)   The Securities are being purchased solely for Investor's own account, as principal, for investment and not for the interest of any other entity and not with a view to, or in connection with, any resale, distribution, subdivision, or fractionalization of such Securities. Investor has no agreement or other arrangement with any person to sell, transfer, or pledge any part of the Securities subscribed for or any agreement or arrangement that would guarantee Investor any profit or against any loss with respect to such Securities, and Investor has no plans to enter into any such agreement or arrangement.

(g)   Investor understands that:

(h)   Investor must bear the economic risk of the investment for an indefinite period of time because the Securities cannot be resold unless subsequently registered under the Securities Act or unless an exemption from such registration is available, as established by an opinion of counsel satisfactory to the Company.

(ii)   Investor understands that the Securities are restricted from transfer and for a period of time under applicable federal securities laws, and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The exemption provided by Rule 144 promulgated pursuant to the Securities Act ("***Rule 144***") will not be generally available because of the conditions and limitations of Rule 144. In the absence of the availability of Rule 144 any disposition by Investor of any portion of the Securities may require compliance with some other exemption under the Securities Act, and the Company is under no obligation and does not plan to take any action in furtherance of making Rule 144 or any exemption so available.

(iv)   The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(v)   No federal or state agency has passed upon or made any recommendations or endorsements of the investment in the Securities.

(vi)   Projections relating to the Company and the Project are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a series of future events affecting the Company and over which the Company may have limited or no control. There is no assurance that the assumptions on which any financial projections are based will be realized. In light of the foregoing, it is impossible to predict future operating results with any degree of certainty. Because of the number and range of variables and assumptions that are involved in financial projections, some of the assumptions will not materialize and actual results achieved are expected to vary, possibly materially, from those presented.

(vii)   Investor's investment in the Securities involves certain risks in that, among other factors, (A) successful operation of the Project may depend on factors beyond the control of the Company; (B) the investment in the Project is a speculative investment and involves a high degree of risk of loss; (C) the Securities may not be transferred, sold or encumbered, except in accordance with the terms hereof; and, accordingly (D) it may not be possible for Investor to liquidate Investor's investment in case of imminent need of funds or any other emergency, if at all.

(viii)   The Project continues to be developed. There is no assurance that the Project will be completed and that it will generate any Net Revenue.

(ix)   No public trading market for the Securities exists, and it is currently anticipated that no such market for the Securities will ever exist.

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(x)   The Purchase Price of the Securities was unilaterally determined by the Company and was not based on negotiation with anyone representing Investor or other potential investors or on the Company's assets, net worth, projected earnings or any other investment criteria.

(xi)   Upon execution of this Agreement and payment of the Purchase Price for the Securities, the Securities shall be issued to the Investor on an irrevocable basis and the Company will have no obligation to return such funds to the Investor.

(xii)   **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "*IRS*"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(i)   If Investor is not a natural person, (A) Investor has the power and authority to execute this Agreement and each other document required to be executed and delivered by the Investor in connection with this offering (collectively the "*Transaction Documents*"), and to perform its obligation there under and consummate the transactions contemplated thereby; and (B) the person signing the Transaction Documents on behalf of Investor has been duly authorized to execute and deliver the Transaction Documents. If Investor is an individual, Investor has all requisite legal capacity to acquire and hold the Securities and to execute, deliver and comply with the terms of each of the Transaction Documents. The execution and delivery by Investor, and compliance by Investor with the Transaction Documents, does not conflict with, or constitute a default under, any instruments governing Investor, any law, regulation or order, or any agreement to which Investor is a party or by which Investor is bound. The Transaction Documents have been duly executed by Investor and constitute valid and legally binding agreements of Investor.

(j)   Investor has carefully read and understands this Agreement and the Form C previously provided by the Company to the Investor.

3.   **Representations and Warranties of the Company.** The Company represents and warrants as follows:

(a)   The Company is a limited liability company existing and in good standing under the laws of State of Delaware and is duly authorized to sell and issue the Securities and execute and deliver this Agreement and when executed and delivered, this Agreement will constitute a legal, valid, and binding obligation of the Company.

(b)   The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws and liens or encumbrances created by or imposed by Investor.

4. **Additional Agreements of Investor.** Investor acknowledges and agrees that:

(a) By purchasing the Securities, the Investor is not a member, stockholder or holder of any equity interest or membership interests of the Company. Nothing contained herein or the Form C shall entitle the Investor to any rights as a stockholder or member of the Company or to be deemed the holder of any other securities of the Company, including, for the avoidance of any doubt, any equity interests, membership interests or otherwise in the Company, nor shall anything contained herein be construed to confer upon the Investor, as such, any right to vote for the election of directors or the manager of the Company or upon any matter submitted to the members at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of membership interests, reclassification of membership interests, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or, except as provided herein, to receive distributions, dividends or subscription rights or any other rights of a member of the Company.

(b) The Securities represent a contractual right to receive a portion of the Net Revenue from the Project, and does not confer any rights of ownership, control, voting, or participation in the management or governance of the Company. Investor's purchase amount shall not constitute a loan to the Company. The Securities constitute a non-equity, unsecured, limited financial interest which does not entitle the Investor to any residual value of the Company or any proceeds from a sale, merger, liquidation, or dissolution of the Company.

(c) The Company's obligation to make any payment is subject to the Company generating sufficient Net Revenue and is not a guaranteed return of capital or income. Any payment hereunder will at all times be pari passu with all other indebtedness obligations of the Company; provided, however, that any such obligations shall in all circumstances permit payments under this Agreement.

(d) Investor will not transfer or assign this Agreement or any of the Investor's interest herein.

(e) The Company and its members, managers, representatives, agents, successors and assigns are not acting as an agent, advisor, or fiduciary to the Investor, and no fiduciary or similar duty is owed to the Investor in connection herewith.

(f) No intellectual property rights, including but not limited to trademarks, service marks, copyright, or patents, of the Company or any other third party are expressly or impliedly granted to Investor in whole or in part under this Agreement.

(g) Investor may not cancel, terminate, or revoke this Agreement, and this Agreement shall be binding upon the Investor and the Investor's permitted assigns, legal representatives, heirs, legatees, and distributees.

(h) Investor shall indemnify, hold harmless, and defend the Company and its

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officers, directors, and affiliates with respect to any and all loss, damage, expense, claim, action, or liability any of them may incur as a result of the breach or untruth of any of the representations, warranties, and agreements of Investor set forth in this Agreement. If the Company or anyone acting on its behalf discovers any breach or untruth of any such representations, warranties, and agreements, the Company may, at its option, forthwith rescind the sale of any Securities to the Investor.

5. **Tax Matters.** The Investor acknowledges and agrees that the Company has not provided and will not provide any tax advice to Investor in connection with the Investor's investment in the Securities. Further, the Investor agrees that the Company shall not be responsible for any of the Investor's tax reporting obligations that may arise as a result of Investor's investment in the Securities.

6. **Costs.** The Investor shall be required to bear all expenses that it has incurred in connection with the Investor's subscription of the Securities, including, but not limited to, any fees which may be payable to investment advisors, Investor representatives or any other persons consulted by the Investor in connection with the subscription of the Securities. The Investor acknowledges and agrees to the compensation payable by the Company to Wefunder Portal LLC as set forth in the Form C.

7. **Miscellaneous.**

(a) <u>Modification</u>. Subject to the terms hereof, neither this Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

(b) <u>Assignment</u>. The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Investor, the Company and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the prior written consent of the other party.

(c) <u>Miscellaneous; Severability</u>. All representations, warranties, agreements and covenants made or deemed to be made by the Investor and the Company herein will survive the execution and delivery, and acceptance, of this offer and the closing of the sale of the Securities (the "*Closing*"). This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, will be deemed to be an original and all of which together will constitute one and the same document. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(d) <u>Governing Law; Venue; and Waiver of Jury Trial</u>. This Agreement, any amendment, addendum, exhibit, supplement or other document relating hereto, and any and all disputes arising herefrom or related hereto, will be governed by and construed in accordance with the laws of the State of Delaware governing disputes occurring, and contracts made and to be performed, wholly therein, and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the state and federal courts in the State of Utah or the United States District Court for the District of Utah with respect to any dispute related to or arising from this Agreement. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

        (e)   <u>Facsimile/Electronic Subscriptions</u>. The Company will be entitled to rely on delivery by facsimile machine or electronic means (e.g., via e-mail transmission of .pdf copy of signed agreement) of an executed copy of this Agreement, and acceptance by the Company of such copy will be legally effective to create a valid and binding agreement between the Investor and the Company in accordance with the terms hereof. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

        (f)   <u>Entire Agreement and Headings</u>. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may be amended or modified in any respect by written instrument only. The headings contained herein are for convenience only and will not affect the meanings or interpretation hereof.

        (g)   <u>Effective Date</u>. This Agreement is intended to and will take effect on the date of the Closing, notwithstanding its actual date of execution or delivery by any of the parties.

        (h)   <u>Survival</u>. The Investor's representations and warranties are true and accurate as of the date of Investor's subscription to purchase the Securities and will be true and correct as of the date that the purchase of Securities subscribed for is consummated, and each such representation and warranty shall survive such purchase. Investor agrees to notify the Company immediately if any representation or warranty contained in this Agreement becomes false, incorrect or untrue prior to Investor's purchase of the Securities, or if the any warranty or covenant of the Investor contained in this Agreement is breached or is reasonably certain to be breached in the future. Investor further agrees to provide such information and execute and deliver such documents as the Company may reasonably request to verify the accuracy of Investor's representations and warranties herein or to comply with any law or regulation to which the Company may be subject.

(signature pages follow)

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

Number of Shares: _____

Aggregate Purchase Price: _____

COMPANY:

ELYSIAN PRESS LLC
By: _____
Name: Elisabeth Griffin
Title: Chief Executive Officer

Read and Approved (For IRA Use Only):   **SUBSCRIBER**:

_____

By: _____   By: _____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited   _____